SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INFINITY CROSS BORDER ACQUISITION CORPORATION

(Name of Subject Company (Issuer))

Infinity I-China Fund (Cayman), L.P.

Infinity I-China Fund (Israel), L.P.,

Infinity I-China Fund (Israel 2), L.P. and

Infinity I-China Fund (Israel 3), L.P.

(Names of Filing Persons (Offerors))

Warrants to Purchase Ordinary Shares, no par value

(Title of Class of Securities)

G4772R119

(CUSIP Number of Class of Securities)

Amir Gal-Or

c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023
011-972-3-607-5170

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$3,450,000	$444.36

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 5,750,000 Warrants to purchase ordinary shares, no par value, at the tender offer price of $0.60 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $444.36	Filing Party: Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P.
Form or Registration No.: Schedule TO-I	Date Filed: January 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. (collectively referred to as the “Purchasers”, “we”, “us” or “our”), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2014 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 6, relates to the offer to purchase for cash up to 5,750,000 of the warrants of Infinity Cross Border Acquisition Corporation (the “Company” or “Infinity”), each to purchase one ordinary share, no par value (the “Warrants”), at a price of $0.60 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $3,450,000. The offer is being made upon the terms and subject to certain conditions set forth in the Second Amended and Restated Offer to Purchase dated March 27, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer, as extended via this Amendment No. 6, expires at 11:59 p.m. New York City Time, on April 10, 2014, unless the Offer is extended.

This Amendment No. 6 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information in the Offer to Purchase and Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(G) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.      Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.      Subject Company Information.

(a) Name and Address.

The name of the issuer is Infinity Cross Border Acquisition Corporation (the “Company”). The address of the Company’s principal executive office is c/o Infinity-C.S.V.C. Management Ltd., 3 Azrieli Center (Triangle Tower), 42nd Floor, Tel Aviv, Israel, 67023; telephone 011-972-3-607-5170.

Pursuant to General Instruction C to Schedule TO, the information set forth in “The Offer – Section 9. Interests of Directors and Executive Officers; Certain Agreements” of the Offer to Purchase is incorporated herein by reference.

(b) Securities.

This Schedule TO relates to the Company’s outstanding Warrants. As of March 24, 2014, there were issued and outstanding 10,570,000 Warrants including 5,750,000 Warrants issued in the Company’s initial public offering (“IPO”) and 4,820,000 Warrants issued in private placements simultaneous with the IPO, all of which warrants have an exercise price of $7.00 per share.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “The Offer – Section 7. Price Range of Ordinary Shares, Warrants and Units; Dividends” is incorporated herein by reference.

Item 3.      Identity and Background of Filing Person.

(a) Name and Address.

The filing persons are Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P., each of which is a sponsor of the Company and therefore an affiliate of the Company. The business address and telephone number of each filing person is the address of the Company set forth under Item 2(a) above.

The address and telephone number of each director and executive officer is: Infiniti Cross Border Acquisition Corporation, c/o Infinity-C.S.V.C. Management Ltd., 3 Azrieli Center (Triangle Tower), 42nd Floor, Tel Aviv, Israel, 67023; telephone 011-972-3-607-5170.

Item 4.      Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 1. Number of Warrants; Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 1. Number of Warrants; Purchase Price; No Proration,” and “– Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 6. Conditions of the Offer” and “– Section 13. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 3. Procedures for Tendering Warrants” and “The Offer – Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer – Section 10. Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

Item 5.      Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “– Section 9. Interests of Directors and Executive Officers; Certain Agreements,” and “– Section 11. Important Information Concerning Infinity Corp. – Directors and Executive Officers” is incorporated herein by reference.

Item 6.      Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “– Section 11. Important Information Concerning Infinity Corp.” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase titled “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “ – Section 7. Price Range of Ordinary Shares, Warrants and Units; Dividends,” “ – Section 11. Important Information Concerning Infinity Corp.” is incorporated herein by reference.

Item 7.      Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer – Section 8. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer – Section 6. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8.      Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer – Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and The Offer – Section 9. Interests of Directors and Executive Officers; Certain Agreements”” is incorporated herein by reference.

Item 9.      Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 14. Fees and Expenses” is incorporated herein by reference.

Item 10.     Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11.     Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer– Section 9. Interests of Directors and Executive Officers; Certain Agreements” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer – Section 12. Certain Legal Matters; Regulatory Approvals,” “ – Section 15. Miscellaneous,” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated January 14, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)*	Amended and Restated Offer to Purchase dated February 28, 2014.
(a)(1)(G)**	Second Amended and Restated Offer to Purchase dated March 27, 2014.
(a)(5)(A)	Investor Presentation dated January 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(B)	Press Release, dated January 8, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(C)*	Press Release, dated February 3, 2014.
(a)(5)(D)*	Press Release, dated February 6, 2014.
(a)(5)(E)*	Press Release, dated March 11, 2014.
(a)(5)(F)*	Press Release, dated March 17, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(a)(5)(G)*	Revised Investor Presentation dated March 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(a)(5)(H)**	Press Release, dated March 24, 2014.
(a)(5)(I)**	Press Release, dated March 25, 2014.
(d)(1)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(2)	Warrant Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(3)	Merger and Share Exchange Agreement, dated January 8, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(4)	Form of Amendment No. 1 to Warrant Agreement between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(5)*	First Amendment to the Merger and Share Exchange Agreement, dated February 20, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc.
(d)(6)*	Second Amendment to the Merger and Share Exchange Agreement, dated March 19, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

**Filed herewith.

Item 13.     Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2014

Infinity I-China Fund (Cayman), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

Infinity I-China Fund (Israel), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

Infinity I-China Fund (Israel 2), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

Infinity I-China Fund (Israel 3), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated January 14, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)*	Amended and Restated Offer to Purchase dated February 28, 2014.
(a)(1)(G)**	Second Amended and Restated Offer to Purchase dated March 27, 2014.
(a)(5)(A)	Investor Presentation dated January 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(B)	Press Release, dated January 8, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(C)*	Press Release, dated February 3, 2014.
(a)(5)(D)*	Press Release, dated February 6, 2014.
(a)(5)(E)*	Press Release, dated March 11, 2014.
(a)(5)(F)*	Press Release, dated March 17, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(a)(5)(G)*	Revised Investor Presentation dated March 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(a)(5)(H)**	Press Release, dated March 24, 2014.
(a)(5)(I)**	Press Release, dated March 25, 2014.
(d)(1)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(2)	Warrant Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(3)	Merger and Share Exchange Agreement, dated January 8, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(4)	Form of Amendment No. 1 to Warrant Agreement between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(5)*	First Amendment to the Merger and Share Exchange Agreement, dated February 20, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc.
(d)(6)*	Second Amendment to the Merger and Share Exchange Agreement, dated March 19, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

**Filed herewith.